UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission file number: 001-33991

BBVA INTERNATIONAL PREFERRED, S.A.U.

(Exact name of Registrant as specified in its charter)

Gran Vía, 12

48005 Bilbao

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

BBVA International Preferred, S.A. Unipersonal announces it will exercise its right to redeem all of its Series C $600,000,000 Fixed/Floating Rate Non-Cumulative Guaranteed Preferred Securities (ISIN US05530RAA68, CUSIP 05530RAA6) (the “Preferred Securities”) in accordance with the optional redemption provisions of the Conditions of the Preferred Securities set forth in the Offering Circular relating to the Preferred Securities dated April 11, 2007 (the “Conditions”).

The Preferred Securities will be redeemed on April 18, 2017 (the “Redemption Date”) at a redemption price per Preferred Security equal to $1,000 plus accrued and unpaid distributions for the current distribution period to the Redemption Date, as set forth in the Conditions.

The Bank of New York Mellon, with address in 101 Barclay Street, New York, NY 10007, will act as paying agent.

Contact:

BBVA Investor Relations + 34 91 374 3141; bbvainvestorrelations@bbva.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking, including the timing of the planned redemption. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Banco Bilbao Vizcaya Argentaria, S.A. from time to time files with, or furnishes to, the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA International Preferred, S.A.U.

Date: March 8, 2017	By:	/s/ Raúl Moreno Carnero
Name: Raúl Moreno Carnero
Title: Director / Authorized representative